As filed with the Securities and Exchange Commission on July 21, 2017	Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

GRUPO TELEVISA, S.A.B.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Global Depositary Shares representing Ordinary Participation Certificates	500,000,000 Global Depositary Shares	$5.00	$25,000,000	$2,897.50
Ordinary Participation Certificates representing financial interests in shares of Grupo Televisa, S.A.B.	2,500,000,000 Ordinary Participation Certificates	$0(2)	$0(2)	$0(2)

(1)	For the purpose of this table only the term "unit" is defined as 100 Global Depositary Shares or portion thereof.
(2)	There ae no fees or charges in connection with the registration of Ordinary Participation Certificates

The prospectus consists of the proposed form of Global Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1.1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory paragraph
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 20
(iii) The procedure for collection and distribution of dividends	Articles number 4, 5, 8, 14, 15 and 20
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 4, 5, 8, 14, 15 and 20
(v) The sale or exercise of rights	Articles number 4, 5, 8, 14, 15 and 20
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 4, 5, 8, 14, 17 and 20
(vii) Amendment, extension or termination of the deposit agreement	Articles number 23 and 24
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 18
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 1, 2 3, 4, 5 and 12
(x) Limitation upon the liability of the depositary	Articles number 14, 20 and 21

3. Fees and Charges	Articles number 8 and 21

Item - 2. Available Information

Public reports furnished by issuer	Article number 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a-1.	Form of Amended and Restated Deposit Agreement dated as of September 20, 2007 among Grupo Televisa, S.A.B., The Bank of New York, as Depositary, and all Holders and Beneficial Owners from time to time of Global Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.1.
a-2.	Form of agreement dated November 22, 1993 between Emilio Azcarraga Milmo and Nacional Financiera, S.N.C., as trustee, and acknowledged by Grupo Televisa, S.A.B., as amended by the agreement dated February 14, 2000 between the estate of Emilio Azcarraga Milmo, Nacional Financiera, S.N.C., as trustee, Banco Nacional de Mexico, S.A., as common representative, and acknowledged by Grupo Televisa, S.A.B., together with an English translation. – Filed herewith as Exhibit 1.2.
a-3.	Form of public deed number 32,630 dated December 10, 1993, as amended by public deed number 36,607 dated February 21, 2000, which evidenced issuance of Ordinary Participation Certificates, together with an English translation. – Filed herewith as Exhibit 1.3.
b.	Form of letter from The Bank of New York to Grupo Televisa, S.A.B. relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a-1) and (b) above.
d-1.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.1.
d-2.	Opinion of Berenice Martínez Mejía, Mexican counsel for Nacional Financiera, S.N.C., as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 21, 2017.

Legal entity created by the agreement for the issuance of depositary shares representing Ordinary Participation Certificates representing financial interests in shares of Grupo Televisa, S.A.B.

By:	The Bank of New York Mellon
As Depositary

By:	/s/ Slawomir Soltowski
Name:	Slawomir Soltowski
Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Mexico City, Mexico, on July 21, 2017.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates representing financial interests in shares of Grupo Televisa, S.A.B.

By:	Nacional Financiera, S.N.C.
As Trustee

By:	/s/ Karina Hernández Ángeles
Name:	Karina Hernández Ángeles
Title:	Trustee Delegate

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on July 21, 2017.

GRUPO TELEVISA, S.A.B.

By:	/s/ Salvi Rafael Folch Viadero
Name:	Salvi Rafael Folch Viadero
Title:	Chief Financial Officer

By:	/s/ Jorge Agustín Lutteroth Echegoyen
Name:	Jorge Agustín Lutteroth Echegoyen
Title:	Vice President — Corporate Controller

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Salvi Rafael Folch Viadero and Jorge Agustín Lutteroth Echegoyen, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-6 and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Emilio Fernando Azcárraga Jean	Director, Chairman of the Board,
Emilio Fernando Azcárraga Jean	President and Chief Executive Officer
	(Principal Executive Officer)	July 21, 2017

/s/ Alfonso de Angoitia Noriega	Director	July 21, 2017
Alfonso de Angoitia Noriega

/s/ Alberto Bailléres González	Director	July 21, 2017
Alberto Bailléres González

/s/ José Antonio Bastón Patiño	Director	July 21, 2017
José Antonio Bastón Patiño

/s/ Francisco José Chevez Robelo	Director	July 21, 2017
Francisco José Chevez Robelo

/s/ Jon Feltheimer	Director	July 21, 2017
Jon Feltheimer

/s/ José Antonio Fernández Carbajal	Director	July 21, 2017
José Antonio Fernández Carbajal

/s/ José Luis Fernández Fernández	Director	July 21, 2017
José Luis Fernández Fernández

/s/ Salvi Rafael Folch Viadero	Chief Financial Officer	July 21, 2017
Salvi Rafael Folch Viadero	(Principal Financial Officer)

Director
Michael Thomas Fries

/s/ Marcos Eduardo Galperin	Director	July 21, 2017
Marcos Eduardo Galperin

Director
Bernardo Gómez Martínez

Director
Carlos Hank González

Director
Roberto Hernández Ramírez

/s/ Enrique Krauze Kleinbort	Director	July 21, 2017
Enrique Krauze Kleinbort

/s/ Jorge Agustín Lutteroth Echegoyen	Corporate Controller	July 21, 2017
Jorge Agustín Lutteroth Echegoyen	(Principal Accounting Officer)

/s/ Lorenzo Alejandro Mendoza Giménez	Director	July 21, 2017
Lorenzo Alejandro Mendoza Giménez

/s/ Fernando Senderos Mestre	Director	July 21, 2017
Fernando Senderos Mestre

Director
Enrique Francisco José Senior Hernández

Director
Eduardo Tricio Haro

Director
David M. Zaslav

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Grupo Televisa, S.A.B., has signed this Registration Statement on Form F-6 in the City of Newark, State of Delaware on July 21, 2017.

Signature	Title

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.1	Form of Amended and Restated Deposit Agreement dated as of September 20, 2007 among Grupo Televisa, S.A.B., The Bank of New York, as Depositary, and all Holders and Beneficial Owners from time to time of Global Depositary Receipts issued thereunder.

1.2	Form of agreement dated November 22, 1993 between Emilio Azcarraga Milmo and Nacional Financiera, S.N.C., as trustee, and acknowledged by Grupo Televisa, S.A.B., as amended by the agreement dated February 14, 2000 between the estate of Emilio Azcarraga Milmo, Nacional Financiera, S.N.C., as trustee, Banco Nacional de Mexico, S.A., as common representative, and acknowledged by Grupo Televisa, S.A.B., together with an English translation..

1.3	Form of public deed number 32,630 dated December 10, 1993, as amended by public deed number 36,607 dated February 21, 2000, which evidenced issuance of Ordinary Participation Certificates, together with an English translation.

2	Form of letter from The Bank of New York to Grupo Televisa, S.A.B. relating to pre-release activities

4.1	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

4.2	Opinion of Berenice Martínez Mejía, Mexican counsel for Nacional Financiera, S.N.C., as to the legality of the securities to be registered.

5	Certification under Rule 466.